# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FedEx Freight Holding Company, Inc., CIK 0002082247
CUSIP: 314352105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8285 Tournament Drive, Memphis, Tennessee (TN), 38125
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001048911

## Reporting persons
- FedEx Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 29,751,545; shared voting power 0; sole dispositive power 29,751,545; shared dispositive power 0; aggregate amount beneficially owned 29,751,545 (19.9% of the class)
  Comment: Note to row 11: Based on 149,518,133 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Report on Form 10-K for the period ended May 31, 2026 filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Issuer
Name of issuer: FedEx Freight Holding Company, Inc.
Address of issuer's principal executive offices: 8285 Tournament Drive, Memphis, TN 38125

## Item 2. Person Filing
Name of person filing: FedEx Corporation
Address of principal business office or, if none, residence: 942 South Shady Grove Road, Memphis, Tennessee 38120
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 29,751,545 shares
Percent of class: 19.9
Sole power to vote or to direct the vote: 29,751,545
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 29,751,545
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FedEx Corporation: /s/ Alana L. Griffin, Alana L. Griffin / Staff VP Securities and Corporate Law (08/07/2026)